FILED PURSUANT TO RULE 425
FILING PERSON: PINNACLE FINANCIAL PARTNERS, INC.
SUBJECT COMPANY: CAVALRY BANCORP, INC.
REGISTRATION STATEMENT NO. 333-129076
This communication is not a solicitation of a proxy from any security holder of Pinnacle Financial Partners, Inc. (“Pinnacle”) or Cavalry Bancorp, Inc. (“Cavalry”). Pinnacle has filed a registration statement on Form S-4 with the Securities and Exchange Commission (“SEC”) in connection with the proposed merger of Pinnacle and Cavalry. The Form S-4 contains a preliminary joint proxy statement/prospectus and other documents for the respective shareholders’ meeting of Pinnacle and Cavalry at which time the proposed merger will be considered. The Form S-4 and preliminary joint proxy statement/prospectus contain important information about Pinnacle, Cavalry, the merger and related matters.
INVESTORS AND SECURITY HOLDERS ARE ENCOURAGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS WHEN IT BECOMES AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS TO BE FILED WITH THE SEC IN CONNECTION WITH THE PROPOSED TRANSACTION BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT PINNACLE, CAVALRY AND THE PROPOSED TRANSACTION.
Investors and security holders may obtain free copies of these documents once they are available through the website maintained by the SEC at http://www.sec.gov. Free copies of the joint proxy statement/prospectus also may be obtained by directing a request by telephone or mail to Pinnacle Financial Partners Inc., 211 Commerce Street, Suite 300, Nashville, TN 37201, Attention: Investor Relations (615) 744-3710 or Cavalry Bancorp, 114 West College Street, P.O. Box 188, Murfreesboro, TN 37133, Attention: Investor Relations (615) 849-2272. This communication shall not constitute an offer to sell or the solicitation of an offer to buy securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction.
Participants in the Solicitation
The directors and executive officers of Pinnacle and Cavalry may be deemed to be participants in the solicitation of proxies with respect to the proposed transaction. Information about Pinnacle’s directors and executive officers is contained in the proxy statement filed by Pinnacle with the Securities and Exchange Commission on March 14, 2005, which is available on Pinnacle’s web site (www.pnfp.com) and at the address provided above. Information about Cavalry’s directors and executive officers is contained in the proxy statement filed by Cavalry with the Securities and Exchange Commission on March 18, 2005, which is available on Cavalry’s website (www.cavb.com). Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests by security holding or otherwise, will be contained in the joint proxy statement/prospectus and other relevant material to be filed with the Securities and Exchange Commission when they become available.

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My Pinnacle e-letter October 2005
In this issue from
Pinnacle Financial Partners
The Advisor
Lockbox Web Delivery Expedites Document Search
News From PNFP
Pinnacle Reaches $979 Million in Assets
Pinnacle Celebrates and Says “Thank You”
New Faces at Pinnacle
Feedback Welcome
Ask Pinnacle
Why is Pinnacle acquiring Cavalry Bank?
Business Briefs
Health Savings Accounts

By David Sturdivant, Pinnacle Treasury Management Services Manager
Deborah Fixel’s company, Practice Management Group, processes thousands of pieces of paper on behalf of physician and dentist clients. At any time, she may have to resolve a dispute by finding a specific statement or payment from an insurance company. Pinnacle’s lockbox web delivery is changing the ease and efficiency with which Fixel searches for information.
Click here to read more.
For more information call David Sturdivant at 744-3726 or via e-mail at david.sturdivant@pnfp.com.

Pinnacle reported record earnings for the third quarter of 2005, including:
•	Record net income of $2.08 million, up 49.5 percent from the prior year’s $1.39 million

•	Record diluted earnings per share of $0.22, up 37.5 percent from the prior year’s $0.16

•	Total assets of $979 million, up $293 million or 43 percent from a year ago
“As we approach our fifth anniversary later this month, it is gratifying to continue to set new quarterly records in many categories, including deposit growth,” said Terry Turner, Pinnacle president and chief executive officer. “Based on our performance in the third quarter we fully expect to exceed our previous guidance of $1 billion in assets by the end of 2005.”
The following chart demonstrates the continued growth in Pinnacle’s net income.
The chart below shows Pinnacle’s stock-price performance versus the largest regional and national institutions in the Nashville market.
Click here for more on Pinnacle’s third quarter performance, and click here for the Nasdaq listing: PNFP.

Pinnacle Celebrates and Says “Thank You”
On October 27, 2000, Pinnacle’s 39 “founding” associates opened the doors of our first office and launched a new era of financial services for our community.
Our associates, our clients, our shareholders and our friends have been at the heart of our “Five Years of Firsts!” Pinnacle is “first in growth” among community banks throughout the nation...“first as a place to work in Nashville”...and “first in creating shareholder value” with a 404 percent increase in stock price over these five years (based on the 9/30/05 closing price). We’re very proud of our long list of other “firsts” that are too numerous to include in this e-letter. But, we are most proud of the fact that literally 100 percent of clients surveyed say, “Pinnacle is first compared to the competition.”
Many thanks to all of you for believing in a new financial services firm and making our remarkable growth and success possible.
Terry Turner
President and Chief Executive Officer
New Faces at Pinnacle
Mary Corbitt Smith
Pinnacle welcomes Mary Corbitt Smith as senior vice president and office manager for the firm’s Donelson office. The office is projected to open mid-2006.
Mary, currently based at Pinnacle’s West End location, brings 16 years of experience most recently from SunTrust where she served as its Donelson market manager. Prior to that, she was SunTrust’s city president in Lebanon and business banking manager over SunTrust’s mid-state area.
“The Donelson/Hermitage area is a great location, and we have wanted to build there for several years,” said Terry Turner, Pinnacle president and chief executive officer. “Mary’s local ties and professional expertise will help us serve the area’s small businesses and their owners in a way no one else in the market can.”
Pinnacle also welcomes:
Brenda Mahoney
Brenda Mahoney brings 21 years of experience to her role in information services. Brenda comes from AmSouth/First American where she most recently served as an adjustment specialist. She has also served as a branch manager, an operations manager and an area services manager.

Feedback Welcome
We are continually looking for ways to improve Pinnacle’s e-letter. If you have suggestions or topics you’d like us to cover, click here. We welcome your feedback anytime.
We expect the merger to immediately create value for clients and shareholders. Cavalry also gives Pinnacle a significant presence in Rutherford County, which is the fastest growing market in Tennessee. We had already planned to build two new Pinnacle offices in Rutherford County by the end of 2006; with its 24 percent market share, the highest in the county, Cavalry gives us an immediate strong presence and client base in one of the nation’s fastest growing counties. Pinnacle will benefit from Cavalry’s focus on retail as well as its strong presence in the residential and commercial real estate sectors. Cavalry will benefit immediately from Pinnacle’s treasury management, financial planning and strong presence in commercial banking. The combined company will have 17 offices in the most attractive trade areas in Middle Tennessee and a greater capacity to serve large credit clients. *
According to the American Hospital Association, the percentage of employers planning to offer a health savings account (HSA) option is 72 percent, up from 29 percent in 2004. President Bush signed HSAs into law in 2003 to help respond to rising health insurance costs, the top concern of many businesses. Switching to an HSA has several more steps than changing from one traditional insurance plan to another. The steps include purchasing a high deductible health plan, establishing an HSA, deciding what portion of the HSA the company will contribute and enrolling employees. The following resources will help you learn about HSAs and how they could benefit your company.
•	U.S. Treasury Department — official government website for HSAs

•	www.hsadecisions.org — provides detailed information evaluating and establishing HSAs; sponsored by American Health Insurance Plans
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* Certain of the statements in this information may constitute forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. The words “expect,” “anticipate,” “intend,” “plan,” “believe,” “seek,” “estimate” and similar expressions are intended to identify such forward-looking statements, but other statements not based on historical information may also be considered forward-looking including statements about the benefits of the merger to Pinnacle and Cavalry, future financial and operating results and Pinnacle’s plans, objectives and intentions. All forward-looking statements are subject to risks, uncertainties and other facts that may cause the actual results, performance or achievements of Pinnacle to differ materially from any results expressed or implied by such forward-looking statements. Such factors include, among others, the risk that the cost savings and any revenue synergies from the merger may be realized or take longer than anticipated, disruption from the merger with customers, suppliers or employee relationships, the risk of successful integration of the two businesses, the failure of Cavalry or Pinnacle shareholders to approve the merger and the ability to obtain required governmental approvals of the proposed terms and anticipated schedule. Additional factors which could affect the forward looking statements can be found in the Annual Reports on Form 10-K and the Quarterly Reports on Form 10-Q of both Pinnacle and Cavalry filed with the Securities and Exchange Commission and available on the SEC’s website set forth below. Pinnacle and Cavalry disclaim any obligation to update or revise any forward-looking statements contained in this information, whether as a result of new information, future events or otherwise.

ON OCTOBER 17, 2005, PINNACLE FILED A REGISTRATION STATEMENT WITH THE SEC (FILE NO. 333-129076), WHICH CONTAINED A JOINT PROXY STATEMENT/PROSPECTUS RELATED TO THE PROPOSED PINNACLE/CAVALRY MERGER. INVESTORS AND SECURITY HOLDERS ARE ENCOURAGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS TO BE FILED WITH THE SEC IN CONNECTION WITH THE PROPOSED TRANSACTION BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT PINNACLE, CAVALRY AND THE PROPOSED TRANSACTION.
Investors and security holders may obtain free copies of these documents once they are available through the website maintained by the SEC at http://www.sec.gov. Free copies of the joint proxy statement/prospectus also may be obtained by directing a request by telephone or mail to Pinnacle Financial Partners Inc., 211 Commerce Street, Suite 300, Nashville, TN 37201, Attention: Investor Relations ((615) 744-3710) or Cavalry Banking Corp., 114 West College Street, P.O. Box 188, Murfreesboro, TN 37133, Attention: Investor Relations (615) 849-2272.
The directors and executive officers of Pinnacle and Cavalry may be deemed to be participants in the solicitation of proxies with respect to the proposed transaction. Information about Pinnacle’s directors and executive officers is contained in the proxy statement filed by Pinnacle with the SEC on March 14, 2005, which is available on Pinnacle’s web site (www.pnfp.com) and at the address provided above. Information about Cavalry’s directors and executive officers is contained in the proxy statement filed by Cavalry with the SEC on March 18, 2005. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests by security holding or otherwise, will be contained in the joint proxy statement/prospectus and other relevant material to be filed with the SEC.